PROSPECTUS SUPPLEMENT                                             Rule 424(b)(5)
(To Prospectus dated March 3, 1997)              Registration File No. 333-22413

                                                                            LOGO
                                  $500,000,000

                              BANC ONE CORPORATION
                      8% SUBORDINATED DEBENTURES DUE 2027
                            ------------------------

                    Interest payable April 29 and October 29
                            ------------------------

    The 8% Subordinated Debentures due 2027 (the "Debentures") will be unsecured and subordinated to Senior Indebtedness and General Obligations of BANC ONE CORPORATION ("BANC ONE") as described herein. The Debentures may not be redeemed prior to their stated maturity and will not be subject to any sinking fund. The Debentures will rank pari passu with Existing Subordinated Indebtedness of BANC ONE, subject to the obligations of the Holders of the Debentures to pay over any Excess Proceeds to creditors in respect of General Obligations as described herein. Payment of the principal of the Debentures may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of BANC ONE. There is no right of acceleration in the case of a default in the payment of principal of, premium, if any, or interest on the Debentures or the performance of any covenant of BANC ONE in the Subordinated Indenture or in the Debentures. See "Subordinated Securities -- Limited Rights of Acceleration" in the Prospectus accompanying this Prospectus Supplement.

    The Debentures will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company ("DTC"). Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, Debentures in definitive form will not be issued. Settlement for the Debentures will be made in immediately available funds. The Debentures will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore settle in immediately available funds. So long as the Debentures are represented by the Global Securities, all payments of principal and interest on the Debentures will be made by BANC ONE in immediately available funds.
                            ------------------------

THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY
   BANK OR NONBANK SUBSIDIARY OF BANC ONE AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL
                                    AGENCY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                   PRICE 98.647% AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                                    UNDERWRITING
                                                    PRICE TO       DISCOUNTS AND          PROCEEDS TO
                                                   PUBLIC(1)        COMMISSIONS          COMPANY(1)(2)
                                               ------------------------------------    ------------------
Per Debenture..................................      98.647%           .875%                97.772%
Total..........................................    $493,235,000      $4,375,000           $488,860,000

------------

    (1) Plus accrued interest, if any, from April 29, 1997.
    (2) Before deduction of expenses payable by BANC ONE estimated to be
        $320,000.
                            ------------------------

    The Debentures are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters. It is expected that delivery of the Debentures in book-entry form will be made through the facilities of The Depository Trust Company on or about April 29, 1997, against payment in immediately available funds.
                            ------------------------

MORGAN STANLEY & CO.
           Incorporated
            SALOMON BROTHERS INC
                         BANC ONE CAPITAL CORPORATION
                                     DONALDSON, LUFKIN & JENRETTE
                                               Securities Corporation
April 24, 1997

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANC ONE OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE DEBENTURES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANC ONE SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                                        PAGE
                                                                                        ----
Concurrent Offerings..................................................................  S-3
Recent Developments...................................................................  S-3
Ratio of Earnings to Fixed Charges....................................................  S-3
Use of Proceeds.......................................................................  S-3
Description of the Debentures.........................................................  S-3
Underwriting..........................................................................  S-6
                                         PROSPECTUS
Available Information.................................................................    2
Incorporation of Certain Documents by Reference.......................................    3
BANC ONE CORPORATION..................................................................    4
Ratio of Earnings to Fixed Charges....................................................    4
Use of Proceeds.......................................................................    5
Regulatory Matters....................................................................    5
Description of Debt Securities........................................................    9
Senior Securities.....................................................................   13
Subordinated Securities...............................................................   14
Plan of Distribution..................................................................   17
Legal Opinions........................................................................   19
Experts...............................................................................   19

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBEN-
TURES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE DEBENTURES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              CONCURRENT OFFERINGS

     Concurrently with the offering of the Debentures that are the subject of this Prospectus Supplement, BANC ONE is offering $400 million of its 7.60% Subordinated Notes due 2007 (the "Notes") pursuant to a separate prospectus supplement. The offering of the Debentures is not conditional upon the offering of the Notes. The proceeds received by BANC ONE from the issuance of the Debentures and the Notes will be used for the purposes described below. See "Use of Proceeds."

                              RECENT DEVELOPMENTS

     1997 FIRST QUARTER RESULTS

     On April 15, 1997, BANC ONE announced results of its operations for the three-month period ended March 31, 1997.

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                 1997           1996
                                                              ----------     ----------
                                                               (DOLLARS IN THOUSANDS,
                                                               EXCEPT PER SHARE DATA)
        Interest income.....................................  $2,124,161     $1,984,982
        Income before income tax............................     566,045        516,055
        Net income..........................................     370,665        345,881
        Net income per common share.........................  $     0.86     $     0.77
        Weighted average common shares outstanding (000)....     426,146        444,027

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                        YEARS ENDED DECEMBER 31,
                                                -----------------------------------------
                                                1996     1995     1994     1993     1992
                                                -----    -----    -----    -----    -----
        Excluding interest on deposits........  3.39x    3.59x    3.40x    6.08x    5.17x
        Including interest on deposits........  1.65     1.63     1.66     1.97     1.58

     Earnings are comprised of income before income taxes and change in accounting principle plus fixed charges. Fixed charges include interest expense (including the interest factor of capitalized leases, capitalized interest and amortization of deferred debt expense) plus the portion of rental payments under operating leases deemed to be interest.

                                USE OF PROCEEDS

     BANC ONE intends to use the net proceeds from the sale of the Debentures offered hereby, together with the net proceeds from the concurrent sale of the Notes (see "Concurrent Offerings") (a combined aggregate net proceeds of approximately $885 million), to reduce commercial paper outstanding in an amount to be determined and for other general corporate purposes as described under "Use of Proceeds" in the accompanying Prospectus. At March 31, 1997, BANC ONE (parent company only) had approximately $1.6 billion of commercial paper outstanding with an average interest rate of approximately 5.46% and an average maturity of approximately 12 days. The proceeds from the issuance of the commercial paper was primarily used to fund earning assets for nonbank affiliates.

                         DESCRIPTION OF THE DEBENTURES

     The following description of the particular terms of the Debentures offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debentures set forth in the accompanying Prospectus under "Description of Debt Securities" and "Subordinated Securities", to which description reference is hereby made. The accompanying Prospectus sets forth the meaning of certain capitalized terms used herein and not otherwise defined herein.

     The Debentures are a series of Subordinated Securities described in the accompanying Prospectus, will be limited to $500 million aggregate principal amount and will mature on April 29, 2027. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Debentures and of the Subordinated Indenture under which the Debentures are issued.

     The Debentures will bear interest at the rate of 8% per annum from April 29, 1997, payable semiannually in arrears on April 29 and October 29 of each year, commencing October 29, 1997, to the persons in whose names the Debentures (or any predecessor Debentures) are registered at the close of business on the preceding April 14 or October 14, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     The Debentures may not be redeemed prior to their stated maturity and will not be subject to any sinking fund.

     The Debentures are to be issued under the Indenture relating to subordinated debt securities dated as of March 3, 1997 (the "Subordinated Indenture") between BANC ONE and The Chase Manhattan Bank, as trustee (the "Trustee"). Concurrently herewith, BANC ONE is issuing the Notes as an additional series of Securities under the Subordinated Indenture. See "Concurrent Offerings." The Trustee is the trustee for the Notes.

SUBORDINATION

     The Debentures will be unsecured and will be subordinated and junior in right of payment to BANC ONE's obligations to the holders of Senior Indebtedness and General Obligations of BANC ONE as described under "Subordinated Securities" in the accompanying Prospectus. At December 31, 1996, the aggregate amount of Senior Indebtedness and General Obligations of BANC ONE was approximately $1,842 million. Of this amount, approximately $261 million represents certain amounts due to affiliates and guarantees of certain affiliates' indebtedness. On March 25, 1997, BANC ONE issued $750 million of its senior medium-term notes, which constitutes Senior Indebtedness of BANC ONE. The Subordinated Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness or General Obligations by BANC ONE.

LIMITED RIGHT OF ACCELERATION

     Payment of principal of the Debentures may be accelerated only in the case of the bankruptcy, insolvency or reorganization of BANC ONE. There is no right of acceleration in the case of a default in the payment of principal of, premium, if any or interest on the Debentures or in the performance of any other covenant of BANC ONE in the Subordinated Indenture or in the Debentures. See "Subordinated Securities -- Limited Rights of Acceleration" in the accompanying Prospectus.

DELIVERY AND FORM

     The Debentures initially will be represented by global securities ("Global Securities") deposited with DTC and registered in the name of the nominee of DTC, except as set forth below. The Debentures will be available for purchase in denominations of $1,000 and integral multiples thereof, in book-entry form only. Unless and until certificated Debentures are issued under the limited circumstances described below, no beneficial owner of a Debenture shall be entitled to receive a definitive certificate representing a Debenture. So long as DTC or any successor depositary (collectively, the "Depositary") or its nominee is the registered holder of the Global Securities, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the Debentures for all purposes of the Subordinated Indenture.

BOOK-ENTRY SYSTEM

     DTC has advised BANC ONE that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of

Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (the "Participants") and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations (including the Underwriters). Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (the "Indirect Participants"). Beneficial owners of the Debentures that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Debentures may do so only through Participants and Indirect Participants.

     Payments with respect to the Global Securities will be made by the Paying Agent to DTC or any successor depositary, or its nominee. BANC ONE expects that any such Depositary, or its nominee, upon receipt of any payment of principal of or interest on the Global Securities will credit the amounts of its Participants with payments in amounts proportionate to such Participants' ownership interest in the Global Securities. Beneficial owners of the Debentures, directly or indirectly, will receive distributions of principal and interest in proportion to their beneficial ownership through the Participants. Consequently, any payments to beneficial owners of the Debentures will be subject to the terms, conditions and time of payment required by the Depositary, the Participants and Indirect Participants, as applicable. BANC ONE expects that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such Participants and Indirect Participants. Neither BANC ONE, the Trustee for the Debentures, any Paying Agent nor the Note Registrar for the Debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Debentures or for maintaining, supervising or reviewing any record relating to such beneficial ownership interests.

     Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the Debentures and is required to receive and transmit distributions of principal and interest on the Debentures. Participants and Indirect Participants with which beneficial owners of the Debentures have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the Debentures. Accordingly, although beneficial owners of the Debentures will not possess certificated Debentures, beneficial owners will receive payments and will be able to transfer their interests.

     Since it is anticipated that the only holder of the Debentures will be the Depositary or its nominee, beneficial owners of the Debentures will not be recognized as holders of the Debentures under the Subordinated Indenture unless certificated definitive Debentures are issued. So long as the Debentures are represented by the Global Securities, beneficial owners of the Debentures will only be permitted to exercise the rights of holders of Debentures indirectly through the Participants who in turn will exercise such rights through the Depositary.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by BANC ONE within 90 days, BANC ONE will issue individual Debentures in definitive form in exchange for the Global Securities representing the Debentures. In addition, BANC ONE may at any time and in its sole discretion determine not to have the Debentures represented by Global Securities and, in such event, will issue individual Debentures in definitive form in exchange for the Global Securities representing the Debentures. In either instance, BANC ONE will issue Debentures in definitive form equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as the Depositary shall request. Debentures so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only without coupons.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an Underwriting Agreement dated April 24, 1997 (the "Underwriting Agreement"), BANC ONE has agreed to sell to each of the Underwriters named below (the "Underwriters"), severally, and each of the Underwriters has severally agreed to purchase, the respective principal amount of the Debentures set forth opposite their respective names below:

                                                                       PRINCIPAL AMOUNT
                                    NAME                                OF DEBENTURES
        -------------------------------------------------------------  ----------------
        Morgan Stanley & Co. Incorporated............................    $125,000,000
        Salomon Brothers Inc.........................................     125,000,000
        Banc One Capital Corporation.................................     125,000,000
        Donaldson, Lufkin & Jenrette Securities Corporation..........     125,000,000
                                                                       ----------------
                  Total..............................................    $500,000,000
                                                                        =============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all of the Debentures if any are taken.

     The Underwriters initially propose to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .500% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price and other selling terms for the Debentures may from time to time be varied by the Underwriters.

     The Debentures are a new issue of securities with no established trading market. BANC ONE does not intend to apply for listing of the Debentures on a national securities exchange. The Underwriters presently intend to make a market in the Debentures in the secondary trading market. However, the Underwriters are not obligated to make a market in the Debentures and any such market making may be discontinued at any time at the sole discretion of the Underwriters. No assurance can be given as to the liquidity of, or the trading markets for, the Debentures.

     BANC ONE has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters and certain of their affiliates and associates may be customers of, have borrowing relationships with, engage in transactions with, and/or perform services, including investment banking services, for, BANC ONE and its subsidiaries in the ordinary course of business.

     In order to facilitate the offering of the Debentures, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Debentures for their own account. In addition, to cover overallotments or to stabilize the price of the Debentures, the Underwriters may bid for, and purchase, the Debentures in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or dealer for distributing the Debentures in the offering, if the syndicate repurchases previously distributed Debentures in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debentures above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     One of the Underwriters, Banc One Capital Corporation ("BOCC"), is an affiliate of BANC ONE. The participation of BOCC in the offer and sale of the Debentures as described herein complies and will comply with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD") regarding the offer and sale of securities of an affiliate. No NASD member participating in offers and sales of securities may execute a transaction in the Debentures in a discretionary account without the prior specific written approval of the member's customer. Any obligations of BOCC are the sole obligations of BOCC and do not create any obligations on the part of BANC ONE or any other affiliate of BOCC.

     This Prospectus Supplement and the accompanying Prospectus may be used by BOCC in connection with offers and sales related to secondary market transactions in the Debentures. BOCC may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS
                                                                 [BANK ONE LOGO]
                              BANC ONE CORPORATION

                                DEBT SECURITIES

     BANC ONE CORPORATION ("BANC ONE") may issue from time to time, together or separately, in one or more series, its unsecured debt securities ("Debt Securities"), which may be either senior (the "Senior Securities") or subordinated (the "Subordinated Securities") in priority of payment, in amounts, at prices and on terms to be determined at the time of the offering.

     BANC ONE may issue Debt Securities for proceeds up to an aggregate of $2,900,000,000, or the equivalent thereof if any of the Debt Securities are denominated in a foreign currency or a foreign currency unit, including the European Currency Unit ("ECU"). The Debt Securities of each series will be offered on terms determined at the time of sale. The Debt Securities may be sold for U.S. dollars, foreign currencies or foreign currency units, and the principal of, and any interest on, the Debt Securities may be payable in U.S. dollars, foreign currencies or foreign currency units.

     The Senior Securities will rank equally with all other unsubordinated and unsecured indebtedness of BANC ONE. The Subordinated Securities will be unsecured and subordinated as described under "Subordinated Securities".

     Unless otherwise specified in the Prospectus Supplement relating to Subordinated Securities, payment of the principal of Subordinated Securities may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of BANC ONE, and no right of acceleration will exist in the case of default in the payment of principal of, premium, if any, or interest on the Subordinated Securities or in the performance of any other covenant.

     When a particular series of Debt Securities, in respect of which this Prospectus is being delivered, is offered, a supplement to this Prospectus (the "Prospectus Supplement") setting forth certain terms of the offered Debt Securities will be delivered together with this Prospectus. The applicable Prospectus Supplement, among other things and where applicable, will include the specific designation, priority, aggregate principal amount, currency or currency unit, rate (or method of calculation) and time of payment of any interest, authorized denominations, maturity, offering price, place or places of payment, redemption terms, terms of any repayment at the option of the holder, special provisions relating to Debt Securities in bearer form, terms for sinking fund payments, provisions regarding original issue discount securities and other terms of such Debt Securities.

     The Prospectus Supplement will also contain information, where applicable, about certain U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by the Prospectus Supplement.

                         ------------------------------

THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY
   BANK OR NONBANK SUBSIDIARY OF BANC ONE AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL
                                    AGENCY.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                         ------------------------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 3, 1997.

     The Debt Securities may be sold by BANC ONE directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. If any agent of BANC ONE, or any underwriter, is involved in the sale of the Debt Securities, the name of such agent or underwriter, the principal or stated amount to be purchased by it, any applicable commissions or discounts and the net proceeds to BANC ONE from such sale will be set forth in, or may be calculated from, the Prospectus Supplement. BANC ONE may also issue contracts under which the counterparty may be required to purchase Debt Securities. Such contracts would be issued with the Debt Securities in amounts, at prices and on terms to be set forth in the applicable Prospectus Supplement. The aggregate net proceeds to BANC ONE from the sale of all the Debt Securities will be the public offering or purchase price of the Debt Securities sold less the aggregate of such commissions and discounts and other expenses of issuance and distribution. See "Plan of Distribution".

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANC ONE OR BY ANOTHER PERSON. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                             AVAILABLE INFORMATION

     BANC ONE is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning directors and executive officers, their compensation, options granted to them, the principal holders of securities of BANC ONE and any material interest of such persons in transactions with BANC ONE is disclosed in proxy statements distributed to stockholders of BANC ONE and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material may be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov. Such reports, proxy statements and other material concerning BANC ONE may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

     BANC ONE has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities being offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to BANC ONE and the Debt Securities, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by BANC ONE with the Commission pursuant to Section 13 of the Exchange Act are incorporated herein by reference:

          (i) BANC ONE's Annual Report on Form 10-K for the year ended December 31, 1995 (as amended by Form 10-K/A filed June 27, 1996);

          (ii) BANC ONE's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and

          (iii) BANC ONE's Current Reports on Form 8-K filed January 28, 1997 and January 29, 1997.

     All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, EXCEPT FOR THE EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS SHOULD BE ADDRESSED TO BANC ONE CORPORATION, OH1-0251,100 EAST BROAD STREET, COLUMBUS, OHIO 43271-0251, ATTENTION: INVESTOR RELATIONS, (614) 248-6889.

                              BANC ONE CORPORATION

     BANC ONE is a multi-bank holding company that, at December 31, 1996, operated approximately 1,500 banking offices in Arizona, Colorado, Illinois, Indiana, Kentucky, Louisiana, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. At December 31, 1996, BANC ONE had consolidated total assets of $101.8 billion, consolidated total deposits of $72.4 billion and consolidated total stockholders' equity of $8.6 billion. At September 30, 1996, BANC ONE ranked 10th among the nation's publicly owned bank holding companies in terms of consolidated average total assets and 9th in terms of consolidated average common equity.

     At December 31, 1995 BANC ONE's bank subsidiaries (the "affiliate banks") held the largest statewide share of total bank deposits in Arizona and Kentucky, the second largest share of such deposits in Indiana, Ohio and West Virginia, and the third largest share of such deposits in Colorado, Wisconsin and Texas. BANC ONE has smaller statewide market shares in the other states in which BANC ONE operates banks. At December 31, 1996, except for Bank One, Texas, N.A., no single BANC ONE affiliate bank accounted for more than 20% of BANC ONE's consolidated total assets. BANC ONE also owns nonbank subsidiaries that engage in credit card and merchant processing, consumer and education finance, mortgage banking, insurance, venture capital, investment and merchant banking, trust, brokerage, investment management, equipment leasing and data processing.

     Since its formation in 1968, BANC ONE has acquired over 100 banking institutions and the number of banking offices of its affiliate banks has increased from 24 to approximately 1,500. BANC ONE continues to explore opportunities to acquire banks and nonbank companies permitted by the Bank Holding Company Act of 1956, as amended (the "BHCA"). Discussions are continually being carried on relating to such acquisitions. It is not presently known whether, or on what terms, such discussions will result in further acquisitions. Such acquisitions may be pending, from time to time, during the time that the Debt Securities are being offered.

     BANC ONE is a legal entity separate and distinct from its affiliate banks and its nonbanking subsidiaries (collectively, the "affiliates"). Accordingly, the right of BANC ONE, and thus the right of BANC ONE's creditors and shareholders, to participate in any distribution of the assets or earnings of any affiliate is necessarily subject to the prior claims of creditors of the affiliate except to the extent that claims of BANC ONE in its capacity as a creditor may be recognized. The principal sources of BANC ONE's revenues are dividends and fees from its affiliates. See "Regulatory Matters--Dividend Restrictions" for a discussion of the restrictions on the affiliate banks' ability to pay dividends to BANC ONE.

     BANC ONE is incorporated in Ohio and has functioned as a multi-bank holding company since 1968. Its executive offices are located at 100 East Broad Street, Columbus, Ohio 43271, and its telephone number is (614) 248-5944.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                        NINE MONTHS ENDED             YEARS ENDED DECEMBER 31,
                                          SEPTEMBER 30,       ----------------------------------------
                                              1996            1995     1994     1993     1992     1991
                                        -----------------     ----     ----     ----     ----     ----
Excluding interest on deposits........         3.45x          3.59x    3.40x    6.08x    5.17x    3.21x
Including interest on deposits........         1.66           1.63     1.66     1.97     1.58     1.31

     Earnings are comprised of income before income taxes, change in accounting principle and equity in earnings of Bank One, Texas, N.A., plus fixed charges. Fixed charges include interest expense (including the interest factor of capitalized leases, capitalized interest and amortization of deferred debt expense) plus the portion of rental payments under operating leases deemed to be interest. Results of Bank One, Texas, N.A. are consolidated beginning October 1, 1991.

                                USE OF PROCEEDS

     BANC ONE currently intends to use the net proceeds from the sale of any Debt Securities for general corporate purposes, which may include the reduction of short-term indebtedness, investments at the holding company level, investments in or extensions of credit to its affiliates and other banks and companies engaged in other financial service activities, possible acquisitions and such other purposes as may be stated in any Prospectus Supplement. Pending such use, the net proceeds may be temporarily invested. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of BANC ONE and its affiliates and the availability of other funds. Except as may be described in any Prospectus Supplement, specific allocations of the proceeds to such purposes will not have been made at the date of such Prospectus Supplement. Based upon the historical and anticipated future growth of BANC ONE and the financial needs of its affiliates, BANC ONE may engage in additional financings of a character and amount to be determined as the need arises.

                               REGULATORY MATTERS

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides certain specific information relevant to BANC ONE. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to BANC ONE or its subsidiaries may have a material effect on the business of BANC ONE.

GENERAL

     As a bank holding company, BANC ONE is subject to regulation under the BHCA, and to inspection, examination and supervision by the Federal Reserve. Under the BHCA, bank holding companies generally may not acquire the ownership or control of more than 5% of the voting shares or substantially all the assets of any company, including a bank, without the Federal Reserve's prior approval. In addition, bank holding companies generally may engage, directly or indirectly, only in banking and such other activities as are determined by the Federal Reserve to be closely related to banking.

     Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, limit borrowings by BANC ONE and its nonbank subsidiaries from BANC ONE's affiliate banks, and also limit various other transactions between BANC ONE and its nonbank subsidiaries, on the one hand, and BANC ONE's affiliate banks, on the other. For example, Section 23A limits to no more than 10% of its total capital the aggregate outstanding amount of any bank's loans and other "covered transactions" with any particular nonbank affiliate; and limits to no more than 20% of its total capital the aggregate outstanding amount of any bank's covered transactions with all of its nonbank affiliates. Section 23A also generally requires that a bank's loans to its nonbank affiliates be secured, and Section 23B generally requires that a bank's transactions with its nonbank affiliates be on arms' length terms.

     Most of BANC ONE's affiliate banks are national banking associations and, as such, are subject to regulation primarily by the Office of the Comptroller of the Currency ("OCC") and, secondarily, by the Federal Deposit Insurance Corporation ("FDIC") and the Federal Reserve. BANC ONE's state-chartered banks also are subject to regulation by the FDIC and the Federal Reserve and, in addition, by their respective state banking departments. BANC ONE and its subsidiaries also are affected by the fiscal and monetary policies of the federal government and the Federal Reserve, and by various other governmental requirements and regulations.

LIABILITY FOR BANK SUBSIDIARIES

     The Federal Reserve has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to maintain resources adequate to support each such subsidiary bank. This support may be required at times when BANC ONE may not have the resources to provide it. In addition, Section 55 of the National Bank Act permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital has become impaired. If a shareholder fails within three months to pay such an assessment, the OCC can order the sale of the shareholder's stock to cover the deficiency. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to priority of payment.

     Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. Also, in the event that such a default occurred with respect to a bank, any loans to the bank from its parent holding company would be subordinate in right of payment to payment of the bank's depositors and certain of its other obligations.

CAPITAL REQUIREMENTS

     BANC ONE is subject to capital ratios, requirements and guidelines imposed by the Federal Reserve, which are substantially similar to the ratios, requirements and guidelines imposed by the Federal Reserve, the OCC and the FDIC on the banks within their respective jurisdictions. These capital requirements establish higher capital standards for banks and bank holding companies that assume greater credit risks. For this purpose, a bank's or holding company's assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of credit risk that is ascribed to such assets or commitments. A bank's or holding company's capital, in turn, is divided into two tiers: core ("Tier 1") capital, which includes common equity, non-cumulative perpetual preferred stock and related surplus (excluding auction rate issues), and minority interests in equity accounts of consolidated subsidiaries, less goodwill, certain identifiable intangible assets and certain other assets; and supplementary ("Tier 2") capital, which includes, among other items, perpetual preferred stock not meeting the Tier 1 definition, mandatory convertible securities, subordinated debt and allowances for loan and lease losses, subject to certain limitations, less certain required deductions.

     BANC ONE, like other bank holding companies, currently is required to maintain Tier 1 and total capital (the sum of Tier 1 and Tier 2 capital) equal to at least 4% and 8% of its total risk-weighted assets, respectively. At December 31, 1996, BANC ONE met both requirements, with Tier 1 and total capital equal to 9.03% and 13.12% of its total risk-weighted assets, respectively.

     The Federal Reserve also requires bank holding companies to maintain a minimum "leverage ratio" (Tier 1 capital to adjusted total assets) of 3%, if the holding company has the highest regulatory rating and meets certain other requirements, or of 3% plus an additional cushion of at least 100 to 200 basis points if the holding company does not meet these requirements. At December 31, 1996, BANC ONE's leverage ratio was 8.24%.

     The Federal Reserve may set capital requirements higher than the minimums noted above for holding companies whose circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital ratios including tangible capital positions well above the minimum levels. The Federal Reserve has not, however, imposed any such special capital requirement on BANC ONE.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective Federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

     The Federal Reserve, the FDIC and the OCC have adopted rules to incorporate market and interest rate risk components into their risk-based capital standards.

DIVIDEND RESTRICTIONS

     Various federal and state statutory provisions limit the amount of dividends BANC ONE's affiliate banks can pay to BANC ONE without regulatory approval. The approval of the appropriate bank regulator is required for any dividend by a national bank or by a state-chartered bank that is a member of the Federal Reserve System (a "state member bank") if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. In addition, a national bank or a state member bank may not pay a dividend in an amount greater than its net profits then on hand. At December 31, 1996, $0.6 billion of the total stockholders' equity of the affiliate banks was available for payment of dividends to BANC ONE without approval by the applicable regulatory authority.

     In addition, federal bank regulatory authorities have authority to prohibit BANC ONE's affiliate banks from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute such an unsafe or unsound practice. The ability of BANC ONE's affiliate banks to pay dividends in the future is presently, and could be further, influenced by bank regulatory policies and capital guidelines.

DEPOSIT INSURANCE ASSESSMENTS

     The deposits of each of BANC ONE's affiliate banks are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") and Savings Association Insurance Fund ("SAIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (a) the bank's capitalization and (b) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

     Effective January 1, 1997, the annual insurance premiums on bank deposits insured by the BIF and SAIF vary between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory evaluation categories.

     The Deposit Insurance Funds Act of 1996 ("DIFA") provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF and the SAIF (in addition to assessments currently imposed on depository institutions with respect to BIF- and SAIF-insured deposits) to pay for the cost of Financing Corporation ("FICO") funding. The FDIC established the FICO assessment rates effective January 1, 1997 at $0.013 per $100 annually for BIF-assessable deposits and $0.0648 per $100 annually for SAIF-assessable deposits. BANC ONE's affiliate banks held approximately $5.3 billion of SAIF-assessable deposits as of January 1, 1997. The FICO assessments do not vary depending upon a depository institution's capitalization or supervisory evaluations. BANC ONE currently estimates its FICO assessments may amount to $8 million after-tax in 1997 with similar assessments per year through 1999 (or earlier if no savings associations exist prior to December 31, 1999) in connection with such funding.

DEPOSITOR PREFERENCE STATUTE

     Federal legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such institution, including federal funds and letters of credit, in the "liquidation or other resolution" of the institution by any receiver.

BROKERED DEPOSITS

     Under FDIC regulations, no FDIC-insured bank or savings institution can accept brokered deposits unless it (a) is well capitalized, or (b) is adequately capitalized and receives a waiver from the FDIC. In addition, these regulations prohibit any bank or savings institution that is not well capitalized from (i) paying an interest rate on deposits in excess of 75 basis points over certain prevailing market rates or (ii) offering "pass through" deposit insurance on certain employee benefit plan accounts unless it provides certain notice to affected depositors.

INTERSTATE BANKING

     Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), subject to certain concentration limits, (a) bank holding companies such as BANC ONE are permitted, beginning September 29, 1995, to acquire banks and bank holding companies located in any state; (b) any bank that is a subsidiary of a bank holding company is permitted, again beginning September 29, 1995, to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that holding company; and (c) banks are permitted, beginning June 1, 1997, to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states, and establishing de novo branch offices in other states, provided that, in the case of any such purchase or opening of individual branches, the host state has adopted legislation "opting in" to those provisions of Riegle-Neal; and provided that, in the case of a merger with a bank located in another state, the host state has not adopted legislation "opting out" of that provision of Riegle-Neal. BANC ONE might use Riegle-Neal to acquire banks in additional states and to consolidate its affiliate banks under a smaller number of separate charters.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will constitute either Senior Securities or Subordinated Securities. The Senior Securities will be issued under an Indenture dated as of March 3, 1997 (the "Senior Indenture") between BANC ONE and The Chase Manhattan Bank ("Chase"), as Trustee. The Subordinated Securities will be issued under an Indenture dated as of March 3, 1997 (the "Subordinated Indenture"), between BANC ONE and Chase, as Trustee. The Senior Indenture and the Subordinated Indenture are collectively referred to herein as the "Indentures". References to the "Trustee" shall mean Chase in its capacity as trustee under the Senior Indenture or the Subordinated Indenture, as applicable. The statements under this caption are brief summaries of certain provisions contained in the Indentures, do not purport to be complete and are qualified in their entirety by reference to the applicable Indenture, copies of which are exhibits to the Registration Statement. Whenever defined terms are used but not defined herein, such terms shall have the meanings ascribed to them in the applicable Indenture, it being intended that such defined terms shall be incorporated herein by reference.

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of any Debt Securities and the extent, if any, to which such general provisions may apply to such Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.

     Neither of the Indentures limits the aggregate principal amount of Debt Securities which may be issued thereunder, and each Indenture provides that Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by BANC ONE and may be denominated in any currency or currency unit designated by BANC ONE. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred or the other securities which may be issued by BANC ONE or any of its subsidiaries.

     Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with or without coupons attached ("Bearer Securities") or in the form of one or more global securities in registered or bearer form (each a "Global Security"). Bearer Securities, if any, will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions. Reference is made to the Prospectus Supplement for a description of the following terms, where applicable, of each series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of such Debt Securities; (2) the limit, if any, on the aggregate principal amount or aggregate initial public offering price of such Debt Securities; (3) the priority of payment of such Debt Securities; (4) the price or prices (which may be expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (5) the date or dates on which the principal of the Debt Securities will be payable; (6) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any, or the method of determining the same; (7) the date or dates from which such interest, if any, on the Debt Securities will accrue, the date or dates on which such interest, if any, will be payable, the date or dates on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates; (8) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent global Debt Security will be paid;
(9) each office or agency where, subject to the terms of the applicable Indenture, the Debt Securities may be presented for registration of transfer or exchange; (10) the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable; (11) the date or dates, if any, after which such Debt Securities may be redeemed or purchased in whole or in part, at the option of BANC ONE or mandatorily pursuant to any sinking, purchase or analogous fund or may be required to be purchased or redeemed at the option of the holder, and the redemption or repayment price or prices thereof; (12) the denomination or denominations in which such Debt Securities are authorized to be issued; (13) the currency, currencies or units (including ECU) based on or related to currencies for which the Debt Securities may be purchased and the currency, currencies or currency units (including ECU) in which the principal of, premium, if any, and any interest on such Debt Securities may be payable; (14) any index used to determine the amount of payments of principal of, premium, if any, and interest on the Debt Securities; (15) whether any of the Debt Securities are to be issuable as Bearer Securities and/or Registered Securities, and if issuable as Bearer Securities, any limitations on issuance of such Bearer Securities and any provisions regarding the transfer or exchange of such Bearer Securities (including exchange for registered Debt Securities of the same series); (16) the payment of any additional amounts with respect to the Debt Securities; (17) whether any of the Debt Securities will be issued as Original Issue Discount Securities (as defined below); (18) information with respect to book-entry procedures, if any; (19) any additional covenants or Events of Default not currently set forth in the applicable Indenture; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto. A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

     Debt Securities may be issued as original issue discount Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) ("Original Issue Discount Securities"), to be sold at a substantial discount below the stated principal amount thereof due at the stated maturity of such Debt Securities. There may not be any periodic payments of interest on Original Issue Discount Securities as defined herein. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder of such Original Issue Discount Security upon such acceleration will be determined in accordance with the Prospectus Supplement, the terms of such security and the Indenture, but will be an amount less than the amount payable at the maturity of the principal of such Original Issue Discount Security. Federal income tax considerations with respect to Original Issue Discount Securities will be set forth in the Prospectus Supplement relating thereto.

REGISTRATION AND TRANSFER

     Unless otherwise indicated in the applicable Prospectus Supplement, Debt Securities will be issued only as Registered Securities. If Bearer Securities are issued, the United States Federal income tax consequences and other special considerations, procedures and limitations applicable to such Bearer Securities will be described in the Prospectus Supplement relating thereto.

     Debt Securities issued as Registered Securities will be without coupons. Debt Securities issued as Bearer Securities shall have interest coupons attached, unless issued as zero coupon securities.

     Registered Securities (other than a Global Security) may be presented for transfer (with the form of transfer endorsed thereon duly executed) or exchanged for other Debt Securities of the same series at the office of the Note Registrar specified according to the terms of the applicable Indenture. BANC ONE has agreed in each of the Indentures that, with respect to Registered Securities having The City of New York as a place of payment, BANC ONE will appoint a Note Registrar or Co-Note Registrar located in The City of New York for such transfer or exchange. Such transfer or exchange shall be made without service charge, but BANC ONE may require payment of any taxes or other governmental charges as described in the applicable Indenture. Provisions relating to the exchange of Bearer Securities for other Debt Securities of the same series (including, if applicable, Registered Securities) will be described in the applicable Prospectus Supplement. In no event, however, will Registered Securities be exchangeable for Bearer Securities.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the

Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities and certain limitations and restrictions relating to a series of Bearer Securities in the form of one or more Global Securities, will be described in the Prospectus Supplement relating to such series. BANC ONE anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payments of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither BANC ONE, the Trustee for such Debt Securities, any Paying Agent, nor the Note Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Subject to certain restrictions relating to Bearer Securities, BANC ONE expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities will credit participants' accounts immediately with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. BANC ONE also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such participants. With respect to owners of beneficial interests in a temporary Global Security representing Bearer Securities, receipt by such beneficial owners of payments of principal, premium or interest in respect thereof will be subject to additional restrictions.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by BANC ONE within 90 days, BANC ONE will issue individual Debt Securities of such series in definitive form in exchange for the Global Security representing such series of Debt Securities. In addition, BANC ONE may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if BANC ONE so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to BANC ONE, the Trustee and the Depositary for such Global Security, receive Debt Securities of such series in definitive form in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). Debt Securities of such series so issued in definitive form will be issued (a) as Registered Securities in denominations, unless otherwise specified by BANC ONE, of $1,000 and integral multiples thereof if the Debt Securities of such series are issuable as Registered Securities, (b) as Bearer Securities in the denomination, unless otherwise specified by BANC ONE, of $5,000 if the Debt Securities of such series are issuable as Bearer Securities or (c) as either Registered or Bearer Securities, if the Debt Securities of such series are issuable in either form. Certain restrictions may apply, however, on the issuance of a Bearer Security in definitive form in exchange for an interest in a Global Security.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, premium, if any, and any interest on Registered Securities will be made at the office of such Paying Agent or Paying Agents as BANC ONE may designate from time to time, except that, at the option of BANC ONE, payment of any interest may be made (i) by check mailed to the address of the person entitled thereto as such address shall appear in the applicable Note Register or
(ii) by wire transfer to an account maintained by the person entitled thereto as specified in the applicable Note Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such payment.

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, premium, if any, and any interest on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as BANC ONE may designate from time to time, at the option of the Holder, by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of BANC ONE in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     Each Indenture provides that BANC ONE may, without the consent of the holders of any of the Debt Securities outstanding under the applicable Indenture, consolidate with, merge into or transfer its assets substantially as an entirety to any person, provided that (i) any such successor assumes BANC ONE's obligations on the applicable Debt Securities and under the applicable Indenture, (ii) after giving effect thereto, no Event of Default (as defined in the Senior Indenture) in the case of the Senior Securities, or Default (as defined in the Subordinated Indenture) in the case of the Subordinated Securities, shall have happened and be continuing and (iii) certain other conditions under the applicable Indenture are met. Accordingly, any such consolidation, merger or transfer of assets substantially as an entirety, which meets the conditions described above, would not create any Event of Default or Default which would entitle holders of the Debt Securities, or the Trustee on their behalf, to take any of the actions described below under "Senior Securities -- Events of Default, Waivers, etc." or "Subordinated Securities -- Events of Default, Waivers, etc."

LEVERAGED AND OTHER TRANSACTIONS

     Each Indenture and the Debt Securities do not contain, among other things, provisions which would afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving BANC ONE which could adversely affect the holders of Debt Securities.

MODIFICATION OF THE INDENTURE; WAIVER OF COVENANTS

     Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each affected series, modifications and alterations of such Indenture may be made which affect the rights of the holders of such Debt Securities; provided, however, that no such modification or alteration may be made without the consent of the holder of each Debt Security so affected which would, among other things,
(i) change the maturity of the principal of, or of any installment of interest (or premium, if any) on, any Debt Security issued pursuant to such Indenture, or reduce the principal amount thereof or any premium thereon, or change the method of calculation of interest or the currency of payment of principal or interest (or premium, if any) on, or reduce the minimum rate of interest thereon, or impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof; or (ii) reduce the above-stated percentage in principal amount of outstanding Debt Securities required to modify or alter such Indenture.

REGARDING CHASE

     Chase is the Trustee under both the Senior Indenture and the Subordinated Indenture. Chase Manhattan Bank Delaware, an affiliate of Chase, serves as trustee under the indenture with BANC ONE relating to BANC ONE's 9.875% Subordinated Notes due March 1, 2009. In addition, BANC ONE maintains other banking relationships with Chase.

                               SENIOR SECURITIES

     The Senior Securities will be direct, unsecured obligations of BANC ONE and will rank pari passu with all outstanding unsecured senior indebtedness of BANC ONE.

EVENTS OF DEFAULT, WAIVERS, ETC.

     An Event of Default with respect to Senior Securities of any series is defined in the Senior Indenture as (i) default in the payment of principal of or premium, if any, on any of the Senior Securities of that series outstanding under the Senior Indenture when due; (ii) default in the payment of interest on any of the Senior Securities of that series outstanding under the Senior Indenture when due and continuance of such default for 30 days; (iii) default in the performance of any other covenant of BANC ONE in the Senior Indenture with respect to Senior Securities of such series and continuance of such default for 90 days after written notice; (iv) certain events of bankruptcy, insolvency or reorganization of BANC ONE and (v) any other event that may be specified in a Prospectus Supplement with respect to any series of Senior Securities.

     If an Event of Default with respect to any series of Senior Securities for which there are Senior Securities outstanding under the Senior Indenture occurs and is continuing, either the applicable Trustee or the holders of not less than 25% in aggregate principal amount of the Senior Securities of such series outstanding may declare the principal amount (or if such Senior Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Senior Securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the Senior Securities of any series outstanding under the Senior Indenture may waive an Event of Default resulting in acceleration of such Senior Securities, but only if all Events of Default with respect to Senior Securities of such series have been remedied and all payments due (other than those due as a result of acceleration) have been made. If an Event of Default occurs and is continuing, the applicable Trustee may, in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the Senior Securities of any series outstanding under the Senior Indenture and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the Senior Indenture shall, proceed to protect the rights of the holders of all the Senior Securities of such series. Prior to acceleration of maturity of the Senior Securities of any series outstanding under the Senior Indenture, the holders of a majority in aggregate principal amount of such Senior Securities may waive any past default under the Senior Indenture except a default in the payment of principal of, premium, if any, or interest on the Senior Securities of such series.

     The Senior Indenture provides that upon the occurrence of an Event of Default specified in clauses (i) or (ii) of the first paragraph under "-- Events of Defaults, Waivers, etc.", BANC ONE will, upon demand of the applicable Trustee, pay to it, for the benefit of the holder of any such Senior Security, the whole amount then due and payable on such Senior Securities for principal, premium, if any, and interest. The Senior Indenture further provides that if BANC ONE fails to pay such amount forthwith upon such demand, such Trustee may, among other things, institute a judicial proceeding for the collection thereof.

     The Senior Indenture also provides that notwithstanding any other provision of the Senior Indenture, the holder of any Senior Security of any series shall have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such Senior Securities when due and that such right shall not be impaired without the consent of such holder.

     BANC ONE is required to file annually with the applicable Trustee a written statement of officers as to the existence or non-existence of defaults under the Senior Indenture or the Senior Securities.

                            SUBORDINATED SECURITIES

     The Subordinated Securities will be direct, unsecured obligations of BANC ONE and will be subject to the subordination provisions described below.

SUBORDINATION

     It is the intent of BANC ONE that Subordinated Securities issued by BANC ONE be treated as capital for calculation of regulatory capital ratios. The Federal Reserve has issued interpretations of its capital regulations indicating, among other things, that subordinated debt of bank holding companies issued on or after September 4, 1992, is includable in capital for calculation of regulatory capital ratios only if the subordination of the debt meets certain criteria and if the debt may be accelerated only for bankruptcy, insolvency and similar matters (the "Subordination Interpretations"). Accordingly, the Subordinated Indenture contains subordination and acceleration provisions for the Subordinated Securities which are intended to be consistent with the Subordination Interpretations. Subordinated debt of BANC ONE issued after September 4, 1992, which meets the Subordination Interpretations are referred to herein as "New Subordinated Securities". Unless otherwise specified in the Prospectus Supplement relating to a particular series of Subordinated Securities offered thereby, Subordinated Securities offered pursuant to this Prospectus will constitute New Subordinated Securities. See "Events of Default, Defaults, Waivers, etc." below.

     Upon any distribution of assets of BANC ONE upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on the Subordinated Securities is to be subordinated in right of payment, to the extent provided in the Subordinated Indenture, to the prior payment in full of all Senior Indebtedness. In certain events of bankruptcy or insolvency, the payment of the principal of and interest on the Subordinated Securities (and other New Subordinated Securities) will, to the extent provided in the Subordinated Indenture, also be effectively subordinated in right of payment to the prior payment in full of all General Obligations (as defined below).

     Upon any distribution of assets of BANC ONE upon any dissolution, winding up, liquidation or reorganization, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due before the holders of the Subordinated Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Subordinated Securities. If upon any such payment or distribution of assets there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of the New Subordinated Securities ("Excess Proceeds") and if, at such time, any creditors in respect of General Obligations have not received payment in full of all amounts due or to become due on or in respect of such General Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such General Obligations before any payment or distribution may be made in respect of the New Subordinated Securities.

     In addition, no payment may be made of the principal of, premium, if any, or interest on the Subordinated Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Subordinated Securities, at any time when (i) there is a default in the payment of the principal of, premium, if any, interest on or otherwise in respect of any Senior Indebtedness or (ii) any event of default with respect to any Senior Indebtedness has occurred and is continuing, or would occur as a result of such payment on the Subordinated Securities or any redemption, retirement, purchase or other acquisition of any of the Subordinated Securities, permitting the holders of such Senior Indebtedness to accelerate the maturity thereof. Except as described above, the obligation of BANC ONE to make payment of the principal of, premium, if any, or interest on the Subordinated Securities will not be affected.

     By reason of such subordination in favor of the holders of Senior Indebtedness, in the event of a distribution of assets upon any dissolution, winding up, liquidation or reorganization, certain creditors of BANC ONE who are not holders of Senior Indebtedness or of the Subordinated Securities may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than holders of the Subordinated Securities. By reason of the obligation of the holders of New Subordinated Securities to pay over any Excess Proceeds to creditors in respect of General Obligations, in the event of a distribution of assets upon any dissolution, winding up, liquidation or reorganization, holders of Old Subordinated Securities (as defined herein) may recover less, ratably, than creditors in respect of General Obligations and may recover more, ratably, than the holders of New Subordinated Securities.

     Subject to payment in full of all Senior Indebtedness, the holders of Subordinated Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of BANC ONE applicable to Senior Indebtedness. Subject to payment in full of all General Obligations, the holders of the New Subordinated Securities will be subrogated to the rights of the creditors in respect of General Obligations to receive payments or distributions of cash, property or securities of BANC ONE applicable to such creditors in respect of General Obligations.

     Senior Indebtedness is defined in the Subordinated Indenture as the principal of, premium, if any, and interest on (i) all of BANC ONE's indebtedness for money borrowed, other than the subordinated securities issued under the Subordinated Indenture, BANC ONE's 7.25% Subordinated Notes Due August 1, 2002, BANC ONE's 8.74% Subordinated Notes Due September 15, 2003, BANC ONE's 7.00% Subordinated Notes due July 15, 2005 (the "July 2005 Notes"), BANC ONE's 9.875% Subordinated Notes Due March 1, 2009, BANC ONE's 10.00% Subordinated Notes Due August 15, 2010, BANC ONE's 7.75% Subordinated Debentures due on July 15, 2025 (the "July 2025 Debentures") and BANC ONE's 7.625% Subordinated Debentures due October 15, 2026 (the "October 2026 Debentures") (collectively, all of the foregoing notes and debentures are hereinafter referred to as the "Existing Subordinated Indebtedness"), whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed or incurred, except such indebtedness as is by its terms expressly stated to be not superior in right of payment to the subordinated securities issued under the Subordinated Indenture or the Existing Subordinated Indebtedness or to rank pari passu with the subordinated securities issued under the Subordinated Indenture or the Existing Subordinated

Indebtedness; and (ii) any deferrals, renewals or extensions of any such Senior Indebtedness. The term "indebtedness for money borrowed" as used in the prior sentence includes, without limitation, any obligation of, or any obligation guaranteed by, BANC ONE for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets. There is no limitation on the issuance of additional Senior Indebtedness of BANC ONE.

     The July 2005 Notes, the July 2025 Debentures and the October 2026 Debentures all constitute New Subordinated Securities; all other Existing Subordinated Indebtedness constitutes Old Subordinated Securities.

     The Subordinated Securities rank and will rank pari passu with the Existing Subordinated Indebtedness, subject to the obligations of the holders of Subordinated Securities (and holders of other New Subordinated Securities) to pay over any Excess Proceeds to creditors in respect of General Obligations. Thus, in the event of a distribution of assets of BANC ONE upon any dissolution, winding up, liquidation or reorganization, the holders of the New Subordinated Securities (including holders of the Subordinated Securities offered hereby) may receive less, ratably, than holders of Old Subordinated Securities.

     Unless otherwise specified in the Prospectus Supplement relating to a particular series of Subordinated Securities offered thereby, "General Obligations" means all obligations of BANC ONE to make payment on account of claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements, other than (i) obligations on account of Senior Indebtedness, (ii) obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Subordinated Securities and (iii) obligations which by their terms are expressly stated not to be superior in right of payment to the Subordinated Securities or to rank on parity with the Subordinated Securities; provided, however, that notwithstanding the foregoing, in the event that any rule, guideline or interpretation promulgated or issued by the Federal Reserve (or other competent regulatory agency or authority), as from time to time in effect, establishes or specifies criteria for the inclusion in regulatory capital of subordinated debt of a bank holding company requiring that such subordinated debt be subordinated to obligations to creditors in addition to those set forth above, then the term "General Obligations" shall also include such additional obligations to creditors, as from time to time in effect pursuant to such rules, guidelines or interpretations. For purposes of this definition, "claim" shall have the meaning assigned thereto in Section 101(4) of the Bankruptcy Code of 1978, as amended to the date of the Subordinated Indenture.

LIMITED RIGHTS OF ACCELERATION

     Unless otherwise specified in the Prospectus Supplement relating to any series of Subordinated Securities, payment of principal of the Subordinated Securities may be accelerated only in case of the bankruptcy, insolvency or reorganization of BANC ONE. There is no right of acceleration in the case of a default in the payment of principal of, premium, if any, or interest on the Subordinated Securities or the performance of any other covenant of BANC ONE in the Subordinated Indenture. Payment of principal of the Old Subordinated Securities may be accelerated in the case of the bankruptcy, insolvency or reorganization of BANC ONE.

EVENTS OF DEFAULT, DEFAULTS, WAIVERS, ETC.

     An Event of Default with respect to Subordinated Securities of any series is defined in the Subordinated Indenture as certain events involving the bankruptcy, insolvency or reorganization of BANC ONE and any other Event of Default provided with respect to Subordinated Securities of that series. A Default with respect to Subordinated Securities of any series is defined in the Subordinated Indenture as (i) an Event of Default with respect to such series,
(ii) default in the payment of the principal of or premium, if any, on any Subordinated Security of such series when due, (iii) default in the payment of interest upon any Subordinated Security of such series when due and the continuance of such default for a period of 30 days, (iv) default in the performance of any other covenant or agreement of BANC ONE in the Subordinated Indenture with respect to Subordinated Securities of such series and continuance of such default for 90 days after written notice or (v) any other Default provided with respect to Subordinated Securities of any series. If an Event of Default with respect to any series of Subordinated Securities for which there are Subordinated Securities outstanding under the Subordinated Indenture occurs and is continuing, either the applicable Trustee or the holders of not less than 25% in aggregate principal amount of the Subordinated Securities of such series may declare the principal amount (or if such Subordinated Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Subordinated Securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the Subordinated Securities of any series outstanding under the Subordinated Indenture may waive an Event of Default resulting in acceleration of such Subordinated Securities, but only if all Defaults have been remedied and all payments due (other than those due as a result of acceleration) have been made. If a Default occurs and is continuing, the Trustee may in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the Subordinated Securities of any series outstanding under the Subordinated Indenture and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the Subordinated Indenture shall, proceed to protect the rights of the holders of all the Subordinated Securities of such series. Prior to acceleration of maturity of the Subordinated Securities of any series outstanding under the Subordinated Indenture, the holders of a majority in aggregate principal amount of such Subordinated Securities may waive any past default under the Subordinated Indenture except a default in the payment of principal of, premium, if any, or interest on the Subordinated Securities of such series.

     The Subordinated Indenture provides that in the event of a Default specified in clauses (ii) or (iii) of the immediately preceding paragraph in payment of principal of, premium, if any, or interest on any Subordinated Security of any series, BANC ONE will, upon demand of the applicable Trustee, pay to it, for the benefit of the holder of any such Subordinated Security, the whole amount then due and payable on such Subordinated Security for principal, premium, if any, and interest. The Subordinated Indenture further provides that if BANC ONE fails to pay such amount forthwith upon such demand, the applicable Trustee may, among other things, institute a judicial proceeding for the collection thereof.

     The Subordinated Indenture also provides that notwithstanding any other provision of the Subordinated Indenture, the holder of any Subordinated Security of any series shall have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such Subordinated Security on the respective Stated Maturities (as defined in the Subordinated Indenture) expressed in such Subordinated Security and that such right shall not be impaired without the consent of such holder.

     BANC ONE is required to file annually with the applicable Trustee a written statement of officers as to the existence or non-existence of defaults under the Subordinated Indenture or the Subordinated Securities.

                              PLAN OF DISTRIBUTION

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Debt Securities offered therein.

     BANC ONE may sell Debt Securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. Each Prospectus Supplement will set forth the terms of the Debt Securities to which such Prospectus Supplement relates, including the name or names of any underwriters or agents with whom BANC ONE has entered into arrangements with respect to the sale of such Debt Securities, the public offering or purchase price of such Debt Securities and the net proceeds to BANC ONE from such sale, any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such Debt Securities will be listed. Dealer trading may take place in certain of the Debt Securities, including Debt Securities not listed on any securities exchange.

     Securities may be purchased to be reoffered to the public through underwriting syndicates led by one or more managing underwriters, or through one or more underwriters acting alone. The underwriter or underwriters with respect to each underwritten offering of Debt Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to a sale of Debt Securities will be obligated to purchase all of its Debt Securities if any are purchased. Any initial public offering price and any discounts or concession allowed or reallowed or paid to dealers may be changed from time to time.

     Debt Securities may be offered and sold by BANC ONE through agents designated by BANC ONE from time to time. Any agent involved in the offer and sale of any Debt Securities will be named, and any commissions payable by BANC ONE to such agent will be set forth, in the Prospectus Supplement relating to such offering. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

     Offers to purchase Debt Securities may be solicited directly by BANC ONE and sales thereof may be made by BANC ONE directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto. BANC ONE may also issue contracts under which the counterparty may be required to purchase Debt Securities. Such contracts would be issued with Debt Securities in amounts, at prices and on terms to be set forth in a Prospectus Supplement.

     The anticipated place and time of delivery of Debt Securities will be set forth in the applicable Prospectus Supplement.

     If so indicated in the applicable Prospectus Supplement, BANC ONE will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities from BANC ONE pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by BANC ONE. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the Debt Securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such Debt Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

     Any underwriter or agent participating in the distribution of the Debt Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Debt Securities so offered and sold and any discounts or commissions received by them from BANC ONE and any profit realized by them on the sale or resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

     Underwriters and agents may be entitled, under agreements entered into with BANC ONE, to indemnification by BANC ONE against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof.

     Certain of any such underwriters and agents including their associates, may be customers of, engage in transactions with and perform services for, BANC ONE and its subsidiaries in the ordinary course of business. An affiliate of BANC ONE may from time to time act as an agent or underwriter in connection with the sale of the Securities to the extent permitted by applicable law. The participation of such affiliate in the offer and

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sale of the Securities will comply with Rule 2720 of the Conduct Rules of the
National Association of Securities Dealers, Inc. regarding the offer and sale of securities of an affiliate.

     This Prospectus and related Prospectus Supplements may be used by an affiliate of BANC ONE in connection with offers and sales related to secondary market transactions in Securities. Such affiliate, to the extent permitted by law, may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

                                 LEGAL OPINIONS

     Certain legal matters relating to the Debt Securities offered hereby will be passed upon for BANC ONE by Steven Alan Bennett, Senior Vice President and General Counsel of BANC ONE, and for any underwriters, selling agents and certain other purchasers by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. Mr. Bennett owns a number of shares of BANC ONE common stock and holds options to purchase additional shares of BANC ONE common stock. Cravath, Swaine & Moore performs legal services for BANC ONE from time to time.

                                    EXPERTS

     The consolidated financial statements of BANC ONE and its subsidiaries, included in the Annual Report on Form 10-K of BANC ONE for the fiscal year ended December 31, 1995, as amended by Form 10-K/A filed June 27, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated February 21, 1996 accompanying such financial statements, and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

     Any financial statements and schedules hereafter incorporated by reference in the registration statement of which this prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

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